May 25, 2007

BY FACSIMILE AND U.S. MAIL
Samuel A. Flax, Esquire
2 Bethesda Metro Center, 14th Floor
Bethesda, Maryland 20814

      RE: American Capital Strategies, Ltd.
             File Nos. 814-149; 333-142398

Dear Mr. Flax:

We have reviewed the registration statement on Form N-2 for American Capital Strategies, Ltd., filed with the Securities and Exchange Commission on April 26, 2007. We have the following comments:

PROSPECTUS

1. On page 2 there is a statement that "...we earn base management fees based on the size of our funds and incentive income based on the performance of our funds." Please discuss the calculation of these fees in further detail in the notes to the consolidated financial statements.

2. Please explain the relationship between the entities American Capital – European Capital Limited ("ECAS"), American Capital Equity I, LLC ("ACE I"), and ACAS CLO 2007-1, Ltd ("ACAS CLO") to American Capital Strategies, Ltd (the "Company"). Page 11 states that these are funds under management as of December 31, 2006, however, I do not see these companies listed in the Portfolio of Investments. Are these entities consolidated with the Company?

3. Please confirm in your correspondence that the entities that the Company has consolidated are those that have previously been discussed with the staff of the Office of the Chief Accountant in Investment Management. In addition, please confirm that the consolidated entities are still wholly owned and controlled by the Company and that the entities are still providing substantially all of their services to the Company or its portfolio companies.

4. Please explain in your correspondence why it is appropriate to consolidate the wholly-owned statutory trusts that were established to facilitate secured borrowing arrangements under Regulation S-X section 6.03 (c)(1). Please include in your response what the purpose of the subsidiary is, who receives services from the subsidiary, does the Company control the subsidiary and if so will they retain control of the subsidiary, the types of services being provided, why the subsidiary was separately created, and what type of company the subsidiary is (i.e. LLC).

5. The Company has several Business Loan Trusts that have been set up for asset securitizations. The disclosure states that these entities are indirect consolidated subsidiaries. Please explain what is meant by indirect.

CONSOLIDATED FINANCIAL STATEMENTS

6. In the Consolidated Statement of Operations ensure that you separately disclose expenses in excess of 5% of the total expenses. (AAG 7.43; S-X 6-.07.2(b))

7. In the Consolidated Statement of Changes there are distributions in excess of net operating income. Please explain why these distributions are not separately stated in the Consolidated Financial Highlights. (AAG 7.74 (e), N-1A Item 8) In addition, the Company's website discloses the distributions as regular dividends. There is no mention that a portion of the distribution is a return of capital. In addition, page 18 of the N-2 states that all of the dividends declared through December 31, 2006 have been distributions of ordinary income.

8. Please explain in your correspondence whether the Company was in compliance with Rule 19a-1.

9. Note 2 to the Consolidated Financial Statements under the section Consolidation states that under investment company rules and regulations pursuant to Article 6 of Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies the Company is precluded from consolidating any entity other than an investment company. There is also discussion that there is an exception to this general principle. Please clarify the disclosure going forward to indicate that the exception is to the AICPA Audit and Accounting Guide for Investment Companies and not to Article 6 of Regulation S-X. Please note that the staff of the Office of the Chief Accountant needs to assess each entity separately and determine if the exception applies based on facts and circumstances.

10. Note 11 Shareholders Equity discloses the common share activity for the years ended December 31, 2006 and 2005. The activity listed in Note 11 does not include the line items "Stock-Based Compensation" and "Other" as stated in the Statement of Changes for the capital share transactions. Please list those transactions separately on a going forward basis in the notes to the consolidated financial statements.

11. In Note 16 there is a discussion of the sale of investments to ACE I. Please explain in your correspondence how the sale was accounted for. In addition, please expand on how the Company will co-invest with ACE I.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide a response to all comments. Where no changes will be made in response to a comment, please say so in a supplemental letter and state the basis for your position.

The Commission staff may have further comments upon review of your response to these comments, the completion of omitted items, and the recasting of language into plain English. If you have questions regarding these comments, please call either Linda at (202) 551-6941 or Sheila Stout at (202) 551-6987. In Sheila's absence please contact Toai Cheng, Assistant Chief Accountant, for any accounting related questions at (202) 551-6938.

Yours very truly,

Linda B. Stirling
Senior Counsel

Sheila Stout
Senior Staff Accountant
Branch 22